RECEIVED
2004 JUN -3 A 10:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04030534

SUPPL

May 21, 2004

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" Kobe Steel and Kyocera to consolidate medical materials businesses into new joint venture "

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

Thank you for your assistance in handling it as required.

Sincerely yours,

Kanako Nakagawa
Finance Department
Kobe Steel, Ltd.

dlw 6/10

ANNOUNCEMENT

RECEIVED
2004 JUN -3 A 10: 06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Kyocera Corporation
Tokyo Stock Exchange No. 6971

Kobe Steel, Ltd.
Tokyo Stock Exchange No. 5406

Kobe Steel and Kyocera to consolidate medical materials businesses into new joint venture

TOKYO, May 21, 2004 – Kobe Steel, Ltd. and Kyocera Corporation announced on April 28 plans to consolidate their medical materials businesses. At the board of directors' meetings held by the two companies today, the decision was reached to combine their two medical materials businesses into a new joint venture called Japan Medical Materials Corporation. The businesses are to be transferred on September 1 to the new company, which will be established the same day.

1. Purpose of the transfer

Artificial joints are used for the medical treatment of osteoarthritis and chronic articular rheumatism, which are often seen among older people. Currently, the domestic market for artificial joints is approximately 73.5 billion yen. Overseas manufacturers have been participating in the Japanese market for the past 40 years, and with long clinical experience, they control a majority in aggregate of market (Source: Yano Research Institute, Ltd., 2002). However, there has been substantial demand from domestic medical institutions to develop artificial joints that match the body types and lifestyles of Japanese people. Kyocera and Kobe Steel both have been providing such artificial joints, making use of the features of the materials and processing technologies.

To meet expanding market demand and provide outstanding products for an aging society, Kobe Steel and Kyocera, Japan's two top companies in the artificial joint field, plan to integrate the knowledge and processing technologies of Kyocera in ceramic materials and Kobe Steel in titanium materials. They intend to form a company specializing in medical materials that will maximize the synergies from the consolidation of their development, manufacturing and marketing divisions in this field. The new company will conduct business not only in Japan, but all over Asia and will aim to develop its business on a global scale, targeting markets all over the world.

2. Outline of transfer

(1) Schedule for transfer

Board of directors' meeting to approve transfer:	May 21, 2004
Formulation of transfer plan:	May 21, 2004
Date of transfer:	September 1, 2004
Date of registration:	September 1, 2004

(2) Method of transfer

A. Method of transfer

Kobe Steel and Kyocera will apply the "joint split and establishment" method pursuant to Article 373 of the Commercial Code of Japan, a relatively easy procedure, to continue the businesses under a new venture.

B. Reason for method of transfer

In comparison to previously used methods of company establishment and business transfer, the abovementioned method of transfer will be used owing to more flexibility in business transfer and new company establishment.

(3) Allocation of stock

A. Stock allocation ratio

At the time the new company is established, Kobe Steel shall have a 23% equity share in the new company, while Kyocera shall have a 77% equity share. The new company shall issue 50,000 shares of common stock, with 38,500 shares allocated to Kyocera and 11,500 shares allocated to Kobe Steel.

B. Basis for calculating the equity ratio

Based on the business plan of the divisions to be transferred, Kyocera and Kobe Steel decided on the equity share taking into account the enterprise value calculated using the capitalization method, the value of the assets, profits, and other factors.

(4) Cash payments on the transfer

No cash shall be exchanged for the separation and transfer of the businesses.

(5) Rights and obligations continued by the new company

The new company shall continue the rights and obligations of the assets, liabilities, and other items related to the businesses it will continue, when determined necessary in conducting those businesses.

(6) Outlook on fulfilling obligations

Kyocera, Kobe Steel, and the new company do not foresee problems in fulfilling the liability obligations.

3. Details of the businesses to be transferred

(1) Activities of the businesses to be transferred

Development, manufacture and sale of medical devices, materials and related parts; wholesale and retail sale of health food; other related businesses

(2) Financial results of the businesses to be transferred

(at year ended March 2004)

(figures in millions of yen)

	Kyocera	Kobe Steel
Sales of business to be transferred	10,031	2,832
Total parent sales	494,035	801,118
Ratio	2.0%	0.35%

(3) Assets Liabilities of the Businesses to be Separated

(as of March 31, 2004)

(figures in millions of yen)

	Book value of assets	Book value of liabilities
Kyocera	7,237	672
Kobe Steel	2,845	279

(4) Outline of the new company

Company name:	Japan Medical Materials Corporation (tentative name)
Business activities:	Development, manufacture and sale of medical devices, materials and related parts; leasing of medical devices and related parts; wholesale and retail sale of health food; other related businesses
Date of incorporation:	September 1, 2004
Location of Headquarters:	Osaka-shi
Capital amount:	2,500 million yen
No. of shares to be issued:	50,000 shares
End of fiscal year:	March 31
Shareholding ratios:	Kyocera 77% Kobe Steel 23%
Relationship to parent companies:	- Equity holdings: As noted above. - Personnel: 5 directors & 2 auditors to be appointed from Kyocera. 2 directors & 1 auditor to be appointed from Kobe. - Business relationship: Kyocera and Kobe Steel intend to supply materials for artificial joints and other medical products.

4. Effect on the parent companies following the business transfers

(1) Company name, business activities, head office, location, president, capital and fiscal year

Kyocera and Kobe Steel foresee no changes in the above categories following the transfers.

(2) Assets

Kyocera and Kobe Steel will see a decrease in the liabilities to be assumed by the new company.

(3) Effect on Financial Results

Following the separation of the aforementioned business, Kyocera and Kobe Steel do not anticipate a marked change in their operating results and financial positions.

Media Contact:

Publicity Group
Kobe Steel, Ltd.
9-12 Kita-Shinagawa-ku 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan

Tel +81-(0)3-5739-6010
Fax +81-(0)3-5739-5971
Email www-admin@kobelco.co.jp
Web site www.kobelco.co.jp

Investor Relations:

Tel +81-(0)3-5739-6043
Fax +81-(0)3-5739-5973